AURORA CANNABIS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine month periods ended March 31, 2018

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of Aurora Cannabis Inc. (“the Company” or “Aurora”) for the nine month period ended March 31, 2018, and has been prepared pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

The MD&A should be read in conjunction with the Company’s unaudited Condensed Interim Consolidated Financial Statements for the three and nine month periods ended March 31, 2018 and notes thereto (the “Interim Financial Statements”) and the audited consolidated financial statements for the year ended June 30, 2017 and the related annual MD&A.

The Interim Financial Statements were prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”), and include the accounts of the Company, and its wholly-owned subsidiaries, joint venture and associates.

The Company has reclassified certain immaterial items on the comparative condensed interim consolidatedstatement of comprehensive loss to conform with current period’s presentation and improve clarity.

This MD&A has been prepared as of May 7, 2018. All dollar amounts referred to in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where indicated otherwise.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Agility, Innovation, Execution and Expansion: Building a Globally Dominant Cannabis Company

Aurora continued to execute its aggressive plan to build a vertically integrated, and geographically and horizontally diversified cannabis company.

During the three months ended March 31, 2018, the Company’s revenues and grams sold continued to increase.

Construction of the world-leading Aurora Sky facility and the Lachute facility are progressing on schedule. Aurora has planted the first bays at Aurora Sky and has successfully completed two harvests of cannabis at its Aurora Vie facility. Construction planning has commenced at Aurora Sun, the Company’s planned new 1,200,000 square foot, high-technology hybrid greenhouse cannabis facility in Medicine Hat, Alberta, and retrofitting has begun at the Aurora Nordic greenhouse facilities in Odense, Denmark, with cultivation expected to commence in the summer of 2018

During the three months ended March 31, 2018, Aurora raised over $350 million new funds, expanded its operations through the acquisition of CanniMed Therapeutics Inc. (“CanniMed”), and has successfully delivered the first ever batch of privately exported medical cannabis to the Italian government.

Financial and Operational Highlights

In $000’s unless otherwise noted	Q3 2018	Q2 2018	Change
	#	#	%
Active registered patients (1)	45,776	21,718	110.8%
Grams sold	1,352,982	1,161,809	16.5%
Grams produced	1,205,965	1,204,259	0.0%

	$	$	%
Revenues	16,100	11,700	37.6%
Gross margin of Aurora-produced cannabis (2)	66%	74%
Average net selling price per gram	7.99	8.36	(4.4%	)
Cash cost of sales per gram (3)	1.80	1.74	3.4%
Cash cost to produce per gram (3)	1.53	1.41	8.5%
Cash and cash equivalents	231,023	350,841	(34.2%	)
Working capital	338,476	302,526	11.9%
Cannabis inventory and biological assets	29,114	17,325	68.0%
New investment in capital assets	75,040	46,397	61.7%

(1)

Of the total active registered patients, 21,327 patients are registered with CanniMed. Excluding the patients of CanniMed, Aurora increased its active registered patients in Q3 2018 to 24,449, an increase of 12.6%.

(2)

Gross margin of Aurora-produced cannabis was calculated based on revenue and cost of sales on cannabis that was produced by Aurora. Gross margin of Aurora-produced cannabis is a non-IFRS financial measure that does not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document and reconciliation and discussion under “Gross Profit”.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

(3)

Cash cost of sales and cost to produce per gram was calculated based on cash cost of goods sold and grams sold in the period that was produced by Aurora. Cash cost of sales per gram and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document and reconciliation and discussion under “Cash Cost of Sales of Dried Cannabis Sold.”

COMPANY OVERVIEW

Aurora was incorporated in British Columbia, Canada, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The Company’s principal business is the production and distribution of medical cannabis in Canada and internationally. The Company produces and distributes dried medical cannabis and cannabis oils in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), through its wholly-owned subsidiary, Aurora Cannabis Enterprises Inc. (“ACE”), and distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act, and in Italy through the January 2018 tender process.

Aurora is one of the world`s largest and fastest growing cannabis companies and has created a growing constellation of subsidiaries and strategic partnerships that provide differentiation in terms of geographic reach, production, technology, product offering, and execution.

With a growing number of countries adopting medical cannabis legislation, the Company has embarked on an aggressive international expansion strategy that currently sees Aurora with operations and investments in Germany, Denmark, Italy, Australia, Cayman Islands and South Africa.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through:

•	the continued acceleration of its penetration of the Canadian medical cannabis market,
•	leveraging its Health Canada sales license for derivative products (cannabis oils),
•	ramping up cultivation at its Aurora Sky and Aurora Vie facilities,
•	completing full construction of Aurora Sky in Edmonton, Alberta and Lachute Quebec facilities,
•	commencing construction of the new 1,000,000 square foot Aurora Nordic facility in Denmark, and
•	retrofitting the existing greenhouse capacity in Denmark to commence cultivation and revenue generation in Denmark while the Aurora Nordic facility is under construction.

Further production capacity will increase through the construction of Aurora Sun, a 1,200,000 square foot facility that at full capacity should produce in excess of 150,000 kilograms per year. Upgrades are also being undertaken to the Company’s first facility in Cremona, Alberta, to further enhance existing production. Aurora is also in the process of integrating CanniMed, through which it has access to additional capacity, registered patients and international markets.

In preparation for the anticipated Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a significant share of the adult use market.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Innovation and integration of technology are key components in Aurora’s growth strategy. Going forward, Aurora will continue to leverage new technologies, aimed at:

•	improving the customer experience, such as via further enhancements to Aurora’s unique mobile application;
•	make available to its patient base novel drug delivery technologies;
•	delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities; and
•	substantially increasing the production of cannabis concentrates through the Company’s collaboration with Radient.

The Company is also focusing on delivering further product differentiation, including through Aurora’s intended strategic investment in Hempco, its partnership with Namaste Technologies, the acquisition of homegrow and urban garden companies BC Northern Lights and Urban Cultivator, product development at CanniMed and Aurora, and the acquisition from CTT Pharmaceutical Holdings, Inc. (“CTT”) of licenses for the exclusive use in Canada of intellectual property related to proprietary drug delivery technologies.

Finally, the Company is executing a significant international expansion initiative, as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia, the May 2017 acquisition of Pedanios, Germany’s largest distributor of medical cannabis, and its partnership with Alfred Pedersen in Denmark for the construction of the new Aurora Nordic facility. The Company is actively pursuing further international opportunities.

Aurora expects that this strategy will deliver strong and sustainable shareholder value as the Company gains and retains significant market share of the domestic and international medical cannabis markets, as well as the Canadian adult consumer use market once legalized.

Facilities

Aurora’s fully funded capacity, including Aurora Sun, which was announced subsequent to the quarter, and its supply agreement with the Green Organic Dutchman, is expected to exceed 430,000 kilograms annually.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Facility	Location	Square	Full Scale	License Status	Comments
		Feet	Annual
			Capacity
			(kilograms)
In Operation
Aurora Mountain	Mountain View County, Alberta, Canada	55,200	4,800	Licensed by Health Canada for the cultivation and sale of dried cannabis and oils.	Alberta is an ideal production location due to low energy, labor and tax costs. EU GMP certified.

Aurora Vie	Pointe Claire, Quebéc, Canada	40,000	4,000	License to cultivate received from Health Canada on October 27, 2017.	State-of-the-art next generation purpose-built to EU GMP standards.

CanniMed	Saskatoon, Saskatchewan, Canada	97,000	7,000	Licensed by Health Canada for the cultivation and sale of dried cannabis, oils and capsules.	Canadian GMP certified. To be upgraded to EU GMP standards.

Under Construction
Aurora Sky	Edmonton International Airport, Alberta, Canada	800,000	>100,000	License to cultivate received from Health Canada on January 26, 2018.	Expected to be the world’s most technologically advanced cannabis facility utilizing state- of-the-art cultivation technologies. Built to EU GMP standards. First harvest expected June 2018.

Lachute	Lachute Québec, Canada	48,000	4,500	Pre-license	Acquired in November 2017 through the acquisition of H2 Biopharma Inc. To be completed to EU GMP standards. Completion expected August 2018

Aurora Nordic (retrofit)	Odense, Denmark	100,000	8,000	Licensed by Denmark’s Medicines Agency	51% ownership. Retrofit of existing greenhouse. First harvest expected in October 2018.

In Design
Aurora Nordic	Odense, Denmark	1,000,000	>120,000	Licensed by Denmark’s Medicines Agency	51% ownership “Sky-type” facility (Aurora Larssen build). Construction to be phased. Cultivation following the completion of first 200,000 square feet expected in calendar Q3 2018.

Aurora Sun	Medicine Hat, Alberta, Canada	1,200,000	>150,000	Pre-license	“Sky-type” facility (Aurora Larssen build) expandable to 1,500,000 square feet. To be completed to EU GMP standards. Full completion expected second half of calendar 2019.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

CANNABIS DIVISION

Recent Domestic Developments Subsequent to March 31, 2018

Construction of Aurora Sun

In April 2018, the Company announced it is in the process of acquiring approximately 71 acres of land in Medicine Hat, Alberta, subject to certain conditions, where the Company will be constructing a new high-technology, low production cost, hybrid greenhouse cannabis production facility, “Aurora Sun”. The new facility, to be designed and engineered by Aurora Larssen Projects Inc. (“ALPS”), will measure 1,200,000 square feet, or over 21 football fields, and is readily expandable to 1,500,000 square feet. Aurora Sun will have approximately 850,000 square feet of flowering space and will be built in compliance with EU GMP standards. The Company anticipates benefiting from the positive local government and community support, municipality-owned utilities offering low energy costs and free power transmission, as well as country-leading annual sunshine hours in Medicine Hat to accelerate construction timelines and continue reducing production and operating costs. First planting is anticipated in the first half of calendar 2019, and completion of the full facility in the second half of calendar 2019. At full capacity, Aurora Sun is expected to bring an additional 150,000 kilograms of annual capacity, and such capacity is intended to serve and will be serving both the pending Canadian adult consumer market and the rapidly expanding international medical markets.

Lachute Quebec Facility

The Lachute Quebec facility is structurally complete. The Company is currently outfitting the grow rooms for production, with the first growing tables currently being installed. Furthermore, the facility is going through the final stages of completing the processing areas for EU GMP certification. Plants, subject to licensing, are expected to move into the facility within the next four to six weeks.

Letter of Intent with Pharmasave

In April 2018, Aurora, through its recently acquired subsidiary, CanniMed, entered into a Letter of Intent to become a preferred supplier of medical cannabis to Pharmasave. A member governed cooperative of more than 650 independently owned community pharmacies across the country, Pharmasave is one of Canada's leading independent community pharmacies. Subject to changes to regulations that would allow such distribution, CanniMed and Aurora will supply and distribute high-quality medical cannabis, produced at the companies' GMP compliant and GMP certified facilities, through Pharmasave pharmacists across Canada.

Supply Agreement with Société des Alcools du Québec

In April 2018, the Company completed a final agreement with the Société des Alcools du Québec (“SAQ”) to supply cannabis for the Québec adult consumer market, once legalized. Under the agreement, Aurora will supply the Quebec market, on a monthly basis, with a wide variety of premium product from its facilities. Supply quantities will be determined based on demand on a month-by month basis, with a minimum of 5,000 kilograms for the first year, with no set maximum. The initial term of the contract is to August 31, 2021. The agreement is conditional on the adoption by the federal and provincial governments of the necessary regulatory framework.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Continued Strong Patient Growth

Aurora registered over 8,000 patients since June 30, 2017, and as of the date of this report, the Company has surpassed 24,000 active registered patients after the Company’s first product sale in January 2016. Management believes this to be the fastest rate of patient registration for a Licensed Producer (“LP”) after the launch of commercial operations. With the acquisition of CanniMed in March 2018, the Company added over 21,300 patients, increasing the total active registered patients to approximately 45,000.

Exclusive License to Novel Patented Sub-Lingual Wafer Technology

In April 2018, the Company entered into an agreement that provides Aurora, through its ownership of CanniMed, with joint exclusivity on the distribution in Canada of CTT’s novel, patented drug delivery technologies. This collaboration includes the licensing by CTT to CanniMed and Aurora of six patents related to cannabinoid delivery for pain management that will enable CanniMed and Aurora to exclusively develop and commercialize this unique, sub-lingual (beneath the tongue) wafer, drug delivery system in Canada. Orally Dissolvable Thin Film Wafers are a proprietary drug delivery mechanism in the form of paper-thin polymer films used as carriers for pharmaceutical agents. The companies are working together toward obtaining Health Canada approval prior to marketing and distributing the sub-lingual wafer.

Key Revenue Developments During the Third Fiscal Quarter 2018

Strong Revenue Growth

Aurora generated revenues of approximately $16,100 in Q3 2018, up 37.6% or approximately $4,400 from Q2 2018, and up 211.1% or approximately $10,925 from Q3 2017. Revenues generated were as follows:

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2018	2017	2017	2017	2017
Revenue	$	$	$	$	$
Canadian dried cannabis	6,304	5,750	4,641	4,384	4,336
Canadian cannabis oils	2,178	1,508	1,439	804	-
Europe dried cannabis	2,331	2,483	1,235	439	-
Total cannabis revenues	10,813	9,741	7,315	5,627	4,336
Construction consulting revenue	2,979	-	-	-	-
Other revenues (1)	2,308	1,959	934	309	839
Total consolidated revenue	16,100	11,700	8,249	5,936	5,175

(1)	Other revenues included income generated from accessory sales, patient counselling, and sale of Hempco, BCNL and UCI products.

Aurora sold a total of 1,352,982 grams of cannabis in Q3 compared to 1,161,809 grams of in Q2, up 16.5% or 191,173 grams. Total grams sold consists of 1,183,280 dried cannabis and 169,702 grams equivalent of cannabis oils.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Key Domestic Developments During the Third Fiscal Quarter 2018

Aurora Sky

On January 26, 2018, Aurora Sky received its license to cultivate from Health Canada and plant material was moved into the facility in preparation for a first harvest expected in June 2018. The Company remains on schedule for completion of the entire facility this summer, and continues to work with Health Canada on the licensing of new bays as these come online.

Aurora Sky is now fully under glass, and the Company continues to meet project milestones, including the recent installation of key operational systems, such as:

•	The overhead crane systems;
•	Key automation components;
•	The high-tech irrigation and fertilization systems, and
•	The overpressure, filtration and air treatment systems.

The Company has also introduced several new genetics into production to expand the range of offerings available for the medical and adult consumer use market.

Aurora Vie

The Company completed construction at Aurora Vie and received its cultivation license from Health Canada in October 2017. To date, the Company has successfully completed three harvests of cannabis at Aurora Vie during the quarter and is waiting for the issuance of a sales license from Health Canada.

Acquisition of CanniMed Therapeutics Inc.

On March 15, 2018, the Company acquired 87.2% of the issued and outstanding shares of CanniMed pursuant to its offer (the “Offer”) to purchase all of CanniMed’s issued and outstanding shares. Aurora issued 62,833,216 common shares and paid $130,979 in consideration for the CanniMed shares tendered to the Offer.

On March 26, 2018, in consideration for the second round of shares tendered to the Offer, the Company issued 6,495,679 common shares and paid $12,559, increasing its ownership interest in CanniMed to 95.9% . Aurora has effected a subsequent acquisition transaction on May 1, 2018 acquiring the remaining CanniMed shares not tendered to the Offer which it completed through a compulsory share acquisition procedure as set out in the Canada Business Corporations Act. The common shares of CanniMed were delisted from the TSX effective as of the closing of the market on May 1, 2018, and CanniMed will apply to cease to be a reporting issuer under applicable Canadian securities laws.

Total Company shares issued for the acquisition of 100% of CanniMed were 72,746,846, significantly below the estimated 103,905,923 shares originally offered in November 2017.

The combination of the two companies creates one of the world’s largest and fastest growing cannabis companies with an expanding international footprint. Among other things, the combined entity currently has over 45,000 active registered patients, 7 state-of-the-art EU GMP certifiable facilities with a funded capacity of approximately 430,000 kilograms of cannabis per year and over 750 employees.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strategic Investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”)

In January 2018, the Company subscribed for $55,000 subscription receipts through a private placement which will automatically convert into 33,333,334 units upon TGOD’s listing on the TSX. On April 26, 2018, TGOD announced the upsizing of its IPO and Aurora elected to exercise its right to participate in the IPO on a pro-rata basis by subscribing to 6,341,250 units at $3.65 for a total cost of $23,146. On May 2, 2018, TGOD completed its listing and the Company acquired a 17.62% interest on a non-diluted basis. TGOD is a Canadian company licensed under the ACMPR to cultivate medical cannabis.

The parties also entered into an investor rights agreement whereby Aurora has the option to incrementally increase its ownership interest in TGOD to over 50% upon TGOD achieving certain operational milestones.

The companies also entered into a supply contract providing Aurora with the right to purchase up to 20% or approximately 23,000 kilograms per annum of TGOD’s annual production of organic cannabis. Additionally, Aurora has the right to purchase up to 33% of TGOD’s production upon increasing its ownership interest to 31%.

Strategic Investment in Liquor Stores N.A. Ltd. (“Liquor Stores”)

On February 14, 2018, Aurora completed its investment in Liquor Stores and received 6.9 million common shares at a cost of $103,500, representing a 19.9% ownership interest. Subject to the Competition Bureau and disinterested shareholder approval of Liquor Stores, Aurora will make additional investments in Liquor Stores of $34.5 million which would bring Aurora’s ownership interest up to 25%, and will be issued warrants which, if exercised by Aurora, could bring the Company’s ownership interest to approximately 40% on a fully diluted basis.

Liquor Stores intends to use the financing net proceeds to establish and launch a leading brand of cannabis retail outlets, by converting a number of Liquor Stores' existing retail outlets into cannabis retail outlets and establishing new cannabis retail outlets. Aurora's brand leadership, quality products, customer care, innovation and deep product knowledge will be a strong complement to Liquor Stores' well-established distribution network, best practices in the retail of adult-use controlled products, commitment to regulatory compliance, and deep talent pool with over 2,000 retail employees.

Supplier Agreement with Shoppers Drug Mart

On February 21, 2018, the Company entered into an agreement to become a supplier of branded medical cannabis products to Shoppers Drug Mart (“Shoppers”) subject to Health Canada's approval of Shoppers’ application to be a licensed producer. It is expected the products will be sold online, as Canadian regulations currently restrict the sale of medical cannabis in retail pharmacies.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Continued Strong Patient Growth

The Company added approximately 24,058 active registered patients during Q3 2018, representing an increase of 110.8% during the quarter. The significant increase was largely a result of the acquisition of CanniMed which brought an additional 21,327 active registered patients during the period.

Key International Developments During the Third Fiscal Quarter 2018

The Company continues to execute on its international expansion strategy. The countries Aurora is currently active in include Canada, Germany, Italy, Denmark, Australia, Cayman Islands, and South Africa through a combination of strategic investments, domestic production, and supply agreements, providing a strong early mover advantage in a growing number of key international markets.

Aurora continues to staff up in Europe to further accelerate its international expansion, and is actively engaged in a number of discussions, and is prioritizing 2018 entry into those jurisdictions that provide an optimal strategic fit.

With the EU GMP certification of Aurora Mountain and Pedanios GmbH, Aurora is one of few companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing it to sell into the most restrictive and promising markets in the EU, such as Italy.

Germany

The Company continues to ship wholesale product directly to German pharmacies. Revenue growth at Pedanios is currently constrained by supply availability due to Aurora Mountain operating at full capacity. However, due to the rapid adoption of the medical cannabis system by patients and prescribing physicians in Germany and the anticipated additional supply coming from Aurora Sky and Aurora Vie, the Company anticipates having an increase in international shipments in the second half of this calendar year.

Italy

Aurora, through its wholly owned subsidiary Pedanios, won a highly competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defense, which oversees medical cannabis production and distribution in Italy. In March 2018, Aurora successfully delivered the first batch of privately exported medical cannabis from Canada to the Italian government through Pedanios. Following the successful delivery, the products have now been distributed to Italian pharmacies.

Further orders by the Italian Ministry of Defense will be subject to additional tender processes, in which Aurora and Pedanios intend to continue to participate. While the first tender was set at 100 kilograms, the Italian Ministry of Defense has the option to increase the amount requested. This is Aurora's first step into supplying the tightly restricted Italian market, and provides Aurora with first mover advantage. Prior to the new tender process, medical cannabis in Italy has been supplied through two sources only: the Italian Ministry of Defense and the Dutch Office of Medicinal Cannabis. No import licenses from other sources into the Italian market have been granted to date. The Company believes that having won this first tender, and becoming the first private company ever to supply medical cannabis to the Italian government, provides a distinct early mover advantage in a market with access to over 60 million people and insurance cost coverage.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Denmark and Scandinavia
Aurora Nordic Cannabis A/S (“Aurora Nordic”)

Aurora Nordic, based in Odense Denmark, is owned 51% by Aurora and 49% by Scandinavian Cannabis A/S, which is an entity owned by Alfred Pederson & Søn (“APS”). Design for the 1,000,000 square foot Aurora Nordic facility is currently being completed. Once all required permitting has been received, construction will commence.

In order to accelerate time to market, Aurora Nordic is retrofitting an existing, Larssen designed 100,000 square foot greenhouse that at full capacity should produce approximately 8,000 kg per annum of cannabis. The facility will be EU GMP compliant to ensure Aurora Nordic can service the international market. The retrofit is progressing well, and Aurora anticipates cultivation to commence this summer. The Company anticipates completing the import of live Aurora genetics before the end of this summer in order to establish a functional medical cannabis transit corridor, develop its mother plant and genetic collection, address phytosanitary demands and controls, develop cultivation and processing methods, and validate laboratory testing protocols.

Australia

Cann Group Limited (“Cann Group”)

On January 23, 2018, the Company further increased its ownership interest in Cann Group from 21.8% to 22.9% by subscribing to an additional 3,194,033 ordinary shares for a total investment of A$7,985. In January 2018, Cann Group was granted a license to import and/or export cannabis genetics and medicinal cannabis products by the Australian government's Department of Health, through the Office of Drug Control (ODC). The license enables Cann Group to import genetics from Aurora to help broaden the company’s portfolio of medical cannabis products, pending Aurora's receipt of an export permit from Health Canada.

Export to Australia for Novel Nose-to-Brain Drug Delivery Research by
PreveCeutical Medical Inc. (“PreveCeutical”)

Aurora exported cannabis to Australia to be used for PreveCeutical’s soluble gel drug delivery research program which aims to develop a system that will increase the bioavailability of drugs by using a nose-to-brain delivery system. PreveCeutical intends to apply Sol-gel technology of cannabinoids to develop therapies for relief from a range of symptoms, including pain, inflammation, seizures and neurological disorders. The advantages of Sol-gels over conventional liquid nasal sprays relate to longer therapeutic effects, reduced dosage requirements, and reduced irritation and other negative side effects.

In consideration of the shipment, Aurora has received certain rights, including the option to either license, on a non-exclusive basis, the technology for Canada and Australia, or to opt for a royalty arrangement on product sales, as well as to purchase shares in PreveCeutical.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Other Key Developments during the Third Fiscal Quarter 2018

Continued Strong Patient Growth

CanvasRx, which now operates 28 facilities nationwide, remains a leading Canadian network of cannabis counseling and outreach centres and to date, CanvasRx has assisted over 42,200 patients. Over 9,500 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics.

Further Investment in Hempco

On March 22, 2018, the Company exercised its 10,558,676 warrants in Hempco at $0.41 per share for a total cost of $4,329, thereby increasing its ownership interest from 22% to 35% on an undiluted basis.

Management anticipates that Hempco will provide further product differentiation for the Company, as well as, subject to regulatory changes anticipated for 2018, provide substantial supply of low-cost raw material for the extraction of CBD.

Strategic Investment in Micron Waste Technologies Inc. (“Micron”)

On January 15, 2018, the Company completed its strategic investment in Micron, taking a 6.46% ownership interest. The parties have agreed to collaborate under which both companies will work on the optimization of Micron’s technology for the treatment of organic waste generated in the cultivation and production of cannabis products.

Upon successful completion of the project, Aurora intends to acquire multiple units for its various facilities. Micron will retain the intellectual property related to the digester and upon the first successful sale of a digester within the cannabis industry, Micron shall issue to Aurora 2,000,000 common shares.

The world’s first on-site cannabis disposal unit installed at Aurora’s Mountain View facility will process cannabis waste, removing traceable active cannabinoid residues such as THC and CBD, and treat the resulting effluent to meet municipal sewage bylaw standards.

Aurora PRO

In February 2018, the Company launched a new B2B service, Aurora PRO, for LPs and licensed retailers in the forthcoming adult consumer market. Aurora PRO is a broad service offering that leverages Aurora's purchasing power, quality assurance processes, technological infrastructure, cultivation know-how, distribution channels, as well as its best-in-class customer service to help simplify the sales process and effectively deliver products to market. Aurora PRO creates a quick, seamless, and scalable platform to facilitate wholesale B2B transactions, while at the same time offering a broad range of operational support services and market intelligence to private retailers.

The execution of Aurora PRO will be by way of a secure internet portal, with dedicated staff providing additional resources and in-person services to producers and retailers subscribed to the service.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Radient Technologies Inc. (“Radient”)

On February 5, 2018, Radient announced that it had received its Licensed Dealer status for its research laboratory which will allow it to work with controlled substances for research and development purposes. Radient will be able to commence production of cannabis extracts in its manufacturing facility as contemplated under the Aurora Master Services Agreement dated November 6, 2017, upon obtaining Licensed Producer and Licensed Dealer status from Health Canada expected later in calendar 2018.

GENERAL CORPORATE DEVELOPMENTS

Recent Developments

Additional Available Capital

As of May 7, 2018, approximately $163 million in additional gross cash proceeds remain available from the future exercise of warrants and stock options.

Key Developments during the Third Fiscal Quarter 2018

S&P / TSX Composite Index

Effective March 19, 2018, the Company was added to S&P/TSX Composite Index, the primary gauge for Canadian-based TSX listed companies. The S&P/TSX Composite Index consists of the largest Canadian companies by market capitalization and liquidity.

Strengthened Capital Position

Aurora strengthened its balance sheet and liquidity position during the third quarter of 2018 with $356,266 in new funds as follows:

•

On January 12, 2018, the Company’s 115,000 special warrants were exercised into $115,000 convertible debentures. The debentures have a term of five years, bear interest at 6% per annum, payable semi-annually, and are convertible at $6.50 per common share. The Company may force conversion of the principal amount of the outstanding debentures should the VWAP of its common shares exceed $9.00 for any ten consecutive trading days.

•

On March 9, 2018, the Company completed a bought deal offering of 230,000 convertible debentures for gross proceeds of $230,000 including the exercise in full of the Underwriter’s over- allotment option. The debentures have a term of two years, bear interest at 5% per annum, payable semi-annually, and are convertible at $13.05 per common share. The Company may force conversion of the principal amount of the outstanding debentures should the VWAP of its common shares exceed $17.00 for any ten consecutive trading days.

•	During the three months ended March 31, 2018, the Company raised $11,266 through the exercise of warrants and options.

During the three months ended March 31, 2018, the Company converted $112,677 debentures into common shares.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strengthening of Management Team

Aurora continues to attract top industry talent, strengthening its senior management team to ensure the Company has the leadership to continue growing and building shareholder value. The Company had the following appointments during the three months ended March 31, 2018:

•	Promoted Cam Battley to Chief Corporate Officer who previously served as Aurora’s Executive Vice President;
•	Savior Joseph as Senior Vice President, Global Marketing;
•	Jillian Swainson as Senior Vice President and General Counsel;
•	André Jérôme as Senior Vice President, Business Integration, and Director and Interim CEO CanniMed;
•	Dr. Shane Morris as Vice President Product Development and Regulatory Affairs; and
•	Dr. Kelly Narine as Vice President of Research.

Other Developments

•

Mr. Joseph del Moral resigned as a Director of the Company to pursue a non-cannabis related opportunity. Mr. del Moral, who also resigned from his position as CEO of CanvasRx, will continue to assist both Aurora and CanvasRx during a transitionary period, and will remain available to the Company as an advisor.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information from continuing operations for the most recent eight quarters:

			Basic and
		Net Income	Diluted Earnings
Quarter ended	Revenue	(Loss)	(Loss) per Share
	$	$	$
March 31, 2018	16,100	(20,795)	(0.04)
December 31, 2017	11,700	7,194	0.02
September 30, 2017	8,249	3,560	0.01
June 30, 2017	5,936	(4,816)	(0.01)
March 31, 2017	5,175	139	-
December 31, 2016	3,885	(2,678)	(0.01)
September 30, 2016	3,071	(5,613)	(0.03)
June 30, 2016	1,220	(7,474)	(0.05)

Revenues increased for the quarter ended March 31, 2018, primarily due to income generated from ALPS for design and construction consulting fees which represented 19% of revenues in the period. Additionally, 53% of the Company’s revenues were generated from the sale of medical cannabis in Canada, 14% from sales in Europe through Pedanios, and 14% from patient counselling services and other revenues. Net loss for the quarter ended March 31, 2018 was primarily attributable to increases in business acquisition costs related to the CanniMed acquisition as well as share-based payments offset by net unrealized gains from marketable securities and derivatives of $11,239.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

RESULTS OF OPERATIONS

During the nine months ended March 31, 2018, the Company continued to advance its aggressive business and operating strategies that included major expansion projects and domestic and international strategic acquisitions and investments.

During the prior period, the Company focused on increasing its operational and production efficiencies at its first Mountain View facility, moved forward with the construction of Aurora Sky, continued registration and servicing of new and existing patients, increased production to meet product demand, pursued strategic acquisitions and investment opportunities and closed various equity and debt financings.

Revenues

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2018	2017	2017	2017	2017

Revenues	$	$	$	$	$
Canadian dried cannabis	6,304	5,750	4,641	4,384	4,336
Canadian cannabis oils	2,178	1,508	1,439	804	-
Europe dried cannabis	2,331	2,483	1,235	439	-
Total cannabis revenues	10,813	9,741	7,315	5,627	4,336
Design & construction consulting	2,979	-	-	-	-
Other revenue (1)	2,308	1,959	934	309	839
Total consolidated revenues	16,100	11,700	8,249	5,936	5,175

Quantity sold	#	#	#	#	#
Dried cannabis (grams)	1,183,280	1,048,882	802,250	710,155	653,008
Cannabis oils (gram equivalent)	169,702	112,927	87,715	44,904	-
Cannabis oils (bottles)	25,024	18,239	17,853	8,302	-
Total consolidated grams sold	1,352,982	1,161,809	889,965	755,059	653,008

Average net selling price	$	$	$	$	$
Dried cannabis (per gram)	7.30	7.85	7.32	6.79	6.64
Cannabis oils (per gram equivalent)	12.83	13.35	16.41	17.91	-
Cannabis oils (per bottle)	87.02	82.68	80.63	96.87	-
Total consolidated average selling price per gram sold	7.99	8.36	8.22	7.45	6.64

(1)	Other revenue consists of income generated from sale of accessories, patient counselling, and sales of Hempco, BCNL and UCI products.

Revenues for the three and nine months ended March 31, 2018 were $16,100 and $36,049 respectively ($5,175 and $12,131 in the three and nine months ended March 31, 2017). The increase in revenues during the period was primarily due to the increase in cannabis oil sales as well as new revenue from ALPS’ design and construction consulting. In addition, the Company generated additional revenues from its subsidiaries, CanniMed, Hempco, BCNL and UCI.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The consolidated average selling price per gram sold decreased from the Dec 31, 2017 period as the Company increased wholesale bulk sales of dried cannabis. Additionally, the average net selling price per gram equivalent of cannabis oils sold decreased in the March 31, 2018 and December 31, 2017 periods as more grams of cannabis were used in the production of oils to reach the specified potency and strength in the oils. The potency and strength in the oils vary depending on strain of dried cannabis used to produce the oils. Cannabis oils were sold at $115 per 30 milliliter bottle during the period ended June 30, 2017 which resulted in a higher average selling price. Effective July 1, 2017, cannabis oils were sold at $95.00 per 30 milliliter bottle.

During the three and nine months ended March 31, 2018, the Company granted a total of $1,441 and $4,458 (three and nine months ended March 31, 2017 - $1,006 and $2,575) discounts on cannabis sales. The Company’s discounts consist of a $50 credit offered to each new Aurora patient and a compassionate pricing offered to low-income households and patients. The compassionate pricing program helps low-income households and patients on provincial or federal assistance programs have access to the Company’s medical cannabis.

Aurora’s dried medical cannabis are currently priced at $9.00 per gram with compassionate pricing set at $6.00 per gram, and cannabis oils at $95.00 per 30 milliliter bottle with compassionate pricing set at $65.00 per 30 milliliter bottle. During the three and nine months ended March 31, 2018, approximately 27% and 34% of registered patients purchased medical cannabis through the compassionate pricing program respectively (three and nine months ended March 31, 2017 – 28% and 27%).

Cost of Sales

Included in cost of sales for the three and nine months ended March 31, 2018 were the cash cost of sales of $6,827 and $14,736 (three and nine months ended March 31, 2017 - $2,241 and $6,853), unrealized gains on changes in fair value of biological assets of $2,506 and $12,350 (three and nine months ended March 31, 2017 - $4,516 and $7,594), and unrealized losses on changes in fair value of inventory of $4,164 and $10,751 (three and nine months ended March 31, 2017 - $1,688 and $2,661), respectively.

The increase in cost of sales during the three and nine months ended March 31, 2018 was largely attributable to increased sales during the periods, as well as cost of sales generated by the Company’s new subsidiaries Pedanios, Hempco, CanniMed, BCNL and UCI in comparison to the prior comparative periods. The Company sold 1,352,982 grams and 3,404,755 grams of cannabis in the three and nine months ended March 31, 2018, compared to 653,008 grams and 1,626,773 grams sold in the three and nine months ended March 31, 2017, an increase of 107% and 109% respectively.

Biological assets consist of cannabis plants at various pre-harvest stages of growth which are recorded at fair value less costs to sell at the point of harvest. Cost to sell are primarily related to shipping costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for inventory. Costs incurred after harvest, such as packaging and allocated overheads, are capitalized to inventory. Overhead costs are allocated to each stage of the growing process and capitalized to either biological assets for plants not yet harvested and to inventory for plants that have been harvested. Inventory is later expensed to cost of goods sold when sold.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Non-IFRS Measures

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost of sales of Canadian dried cannabis sold per gram, cash cost to produce dried cannabis per gram, and grams produced each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to Aurora management.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost of Sales of Dried Cannabis Sold and Cash Cost to Produce Dried Cannabis

Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, which excludes the effect of changes in fair value of biological assets and inventory, and removing non-cash production costs, oil conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis production subsidiaries, all divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

Cash cost to produce dried cannabis sold per gram is equal to cash cost of sales of dried cannabis sold less packaging costs (post-production cost), divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

Management believes these measures provide useful information as they measure the efficiency of production and may be a benchmark of the Company against its competitors. These measures provide more clarity on the cash cost of sales per gram based on the actual dried grams sold that were produced by Aurora in the period.

Grams Produced and Grams Equivalent of Oil Produced

Grams produced in the period refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced in the period based on the weight of dried harvested buds that have completed the drying stage, which is adjusted for the weight change from the drying process.

Grams equivalent of oil produced represents the equivalent number of dried grams that would be used by the patients from the cannabis oils. The dried cannabis is first transformed to produce cannabis extracts (high density solution) which is then diluted into cannabis oil. The “grams equivalent” measure is used to disclose amount of oil sold and (or) produced in the period as opposed to milliliters as the actual grams used the production of cannabis oils can vary depending on the strain of dried cannabis used which yields a different potency and strength in the oil. The Company estimates and converts its cannabis oil inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) content in the cannabis oils.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash Cost of Sales and Cash Cost to Produce Dried Cannabis

The Company calculates cash cost of sales of dried cannabis sold, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s, except gram amounts)	Mar 31 ‘18	Dec 31 ‘17
	$	$
Total cost of sales	6,827	4,837
Less:
Cost of sales from non-cannabis production subsidiaries	(2,993)	(1,889)
Cost of accessories	(351)	(267)
Oil conversion costs	(862)	(451)
Cost of products purchased from other Licensed Producers	(568)	(536)
Depreciation	(293)	(203)
Cash cost of sales of dried cannabis sold	1,760	1,491

Grams of dried cannabis sold in the period produced by Aurora	979,149	855,591
Cash cost of sales per gram of dried cannabis sold	$1.80	$1.74

Cash cost of sales per gram of dried cannabis sold increased by 3.4% from the preceding quarter due mainly from an increase in utilities in the winter months and overhead expenses. Cash cost of sales per gram of dried cannabis is expected to decrease as the impact of automation, scale, and yield expertise is realized at Aurora Sky, Aurora Nordic, and Aurora Sun.

Cash Cost to Produce Dried Cannabis

The Company calculates cash cost to produce Canadian dried cannabis sold, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s, except gram amounts)	Mar 31 ‘18	Dec 31 ‘17
	$	$
Cash cost of sales of dried cannabis sold	1,760	1,491
Less:
Packaging costs	(265)	(283)
Cash cost to produce dried cannabis sold	1,495	1,208

Grams of dried cannabis sold in the period produced by Aurora	979,149	855,591
Cash cost to produce per gram of dried cannabis sold	$1.53	$1.41

Cash cost to produce per gram of dried cannabis sold increased by 8.5% from the preceding quarter primarily due to increased cash cost of sales of dried cannabis sold that were produced by Aurora as mentioned above.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

During the first quarter of 2018, the Mountain View facility reached optimal production capacity and production yields are expected to remain relatively consistent until production begins in the new Aurora facilities.

Total production costs are expected to increase as the Company completes construction and begins producing cannabis at its new facilities in Alberta and Québec. However, per gram production costs are expected to decrease materially as the efficiencies from automation, scale and yield expertise are realized in the new Aurora facilities.

Gross Profit

Gross profit before the effect of changes in fair value was $9,273 and $21,313 for the three and nine months ended March 31, 2018 compared to $2,934 and $5,278 for the three and nine months ended March 31, 2017.

The increase for the three and nine months ended March 31, 2018 compared to the prior comparative period was primarily attributable to new revenues from ALPS, as well as increased revenues generated from the Company’s new subsidiaries, Hempco, BCNL and UCI.

Gross profit before the effect of changes in fair value increased by 35.1% or $2,410 for the three months ended March 31, 2018 as compared to the previous quarter, from $6,863 for the three months ended December 31, 2017 to $9,273 for the three months ended March 31, 2018. The increase in gross profit before the effect of changes in fair value primarily resulted from an increase of $2,979 in revenues from ALPS and $763 in revenues from the recent acquisition of new subsidiaries.

Gross profit after the effect of changes in fair value was $7,615 and $22,912 for the three and nine months ended March 31, 2018 compared to $5,762 and $10,211 for the three and nine months ended March 31, 2017. The increase was attributable the increase in revenues as described above as well as the gain on the net effect of changes in fair value of biological assets and inventory.

Non-IFRS Measure

Gross Profit and Gross Margin for Aurora-Produced Cannabis

Gross profit for Aurora-produced cannabis is calculated by taking revenue less cost of sales on Aurora-produced cannabis. Revenue on Aurora-produced cannabis is calculated by taking consolidated revenue less revenue from non-cannabis production operations and revenue from products sourced from other Licensed Producers. Cost of sales on Aurora-produced cannabis is calculated by taking consolidated cost of sales, excluding the effects of changes in fair value of biological assets and inventory, less cost of sales from non-cannabis production operations and cost of sales from products sourced from other Licensed Producers.

Gross margin for Aurora-produced cannabis is calculated by taking gross profit for Aurora-produced cannabis divided by revenue for Aurora-produced cannabis.

Management believes this measure provides useful information as it measures the Company’s production and distribution efficiency for its principal business, the production and distribution of cannabis.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The Company has calculated gross profit and gross margin on Aurora-produced cannabis as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s)	Mar 31 ‘18	Dec 31 ‘17
	$	$
Total consolidated revenue	16,100	11,700
Less revenue from non-cannabis production operations	(5,235)	(1,959)
Less revenue from cannabis sourced from other LPs	(274)	(1,165)
Revenue for Aurora-produced cannabis	10,591	8,576

Total consolidated cost of sales	6,827	4,837
Less cost of sales from non-cannabis production operations	(2,347)	(1,211)
Less cost of sales from cannabis sourced from other LPs	(917)	(1,382)
Cost of sales for Aurora-produced cannabis	3,563	2,244

Gross profit on Aurora-produced cannabis	7,028	6,332
Gross margin on Aurora-produced cannabis	66%	74%

The decrease in gross margin on Aurora-produced cannabis is primarily a result of increased cost of sales in the period primarily attributable to increased depreciation, materials, and utilities in the winter months.

General and Administration

	Three months ended		Nine months ended
		March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Professional fees	1,460	1,183	4,548	2,324
Office and administration	4,045	198	6,656	652
Wages and benefits	4,342	656	9,204	1,657
	9,847	2,037	20,408	4,633

The over-all increase in general and administration costs by $7,810 and $15,775 for the three and nine months ended March 31, 2018 was primarily attributable to increases in corporate and general administrative activities of the Company as it continued to scale up its business operations in both Canada and Germany and expanded its operations through the recent Hempco, Larssen, CanniMed, BCNL and UCI acquisitions. For the three and nine months ended March 31, 2018, $3,019 and $4,979 general and administration expenses were attributable to subsidiaries acquired since March 31, 2017. In the prior period, the Company began to expand operations with the acquisition of CanvasRx and closed equity and debt financings.

Professional fees increased by $277 and $2,224 during the three and nine months ended March 31, 2018. The increase resulted from various legal, regulatory and advisory fees related to various consulting contracts, employment agreements and other business contracts entered into to support its increasing business operations. Regulatory fees increased from the prior period as a result of the transfer of the Company’s listing from the TSX Venture Exchange to the TSX.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Office and administration increased by $3,847 and $6,004 during the three and nine months ended March 31, 2018 as a result of increased rent expenses with the expansion of office space and locations, and travel expenses related to management and employee travels between the Company’s offices and facilities located in Vancouver, Mountain View County, Edmonton, Pointe-Claire, Québec, Toronto and Germany. Travel costs were also incurred as the Company evaluated potential projects and conducted due diligence activities as part of the Company’s aggressive expansion strategy. Additional expenses were incurred for information technology to support the Company’s expansion, insurance premiums as the Company expanded its coverage consistent with the increase in operations, and general increases in office and administration expenses as a result of consolidating operations with recently acquired subsidiaries.

Wages and benefits increased by $3,686 and $7,547 during the three and nine months ended March 31, 2018. The increase during the period was primarily due to hiring of an aggregate of 53 employees in ACE since March 31, 2017 in the finance, corporate and human resources (HR) departments, as well as wages and benefits incurred from recently acquired subsidiaries. During the three months ended March 31, 2018, ACE hired a total of 26 corporate general and administrative employees (2017 - 5). Additionally, management compensation increased as compared to 2017 as the Company strengthened its management team with the hiring of several senior executives to achieve its growth objectives and execute its aggressive domestic and international expansions strategy.

Sales and Marketing

	Three months ended		Nine months ended
		March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Consulting fees	1,851	1,052	4,989	2,381
Branding, public and media relations, and tradeshows	911	272	1,930	720
Selling and client care expenses	1,966	1,008	5,277	2,642
Wages and benefits	1,152	352	2,488	925
	5,880	2,684	14,684	6,668

Consulting fees increased by $799 and $2,608 during the three and nine months ended March 31, 2018. The increase was primarily attributable to service fees accrued and paid to Canadian Cannabis Clinics (“CCC”) pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. The Company incurred $1,815 and $4,957 in fees to CCC during the three and nine months ended March 31, 2018 compared to $1,048 and $2,369 in 2017, respectively. The increase in fees to CCC was a direct result of increased CanvasRx locations. CanvasRx revenues have increased from $1,836 for the nine months ended March 31, 2017 to $2,416 for the nine months ended March 31, 2018. Since the acquisition of CanvasRx in August 2016, 13,384 CanvasRx patients have registered with the Company as of March 31, 2018.

Selling and client care expenses increased by $958 and $2,635 during the three and nine months ended March 31, 2018. Selling expenses consist of shipping costs, sales fees and commissions and payment processing fees. Client care expenses relate to patient registrations and maintenance, and consist of rent, utilities, and office expenses for the client care center. The increase in selling and client care expenses is directly related to the increase in sales during the periods and the expansion of the client care center.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Wages and benefits increased by $800 and $1,563 during the three and nine months ended March 31, 2018 as the Company hired a total of 51 sales and marketing employees since March 31, 2017 and incurred additional wages through recently acquired subsidiaries. During the three months ended March 31, 2018, ACE hired a total of 27 sales and marketing employees (2017 – 1) mainly in client care, compliance, public affairs and marketing. The increase in personnel in the client care center is required to support the increase in patient volume during the periods.

Research and Development

Research and development costs for the three and nine months ended March 31, 2018 was $477 and $756, respectively, compared to $52 and $191 for the three and nine months ended March 31, 2017. Expenses increased in the period primarily due to the development of Aurora EnvoyTM and designing the related manufacturing process, design of equipment to improve operational efficiencies at production facilities, as well as the development of new product offerings including capsules, milled and decarboxylated cannabis.

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs increased by $5,532 from $11 during the three months ended March 31, 2017 to $5,543 for the three months ended March 31, 2018. The Company incurred legal, consulting and advisory fees relating to business acquisitions and due diligence activities as part of its aggressive domestic and international expansion strategy, with $5,500 attributable to the CanniMed acquisition.

Depreciation and Amortization

Depreciation and amortization were $873 and $1,967 for the three and nine months ended March 31, 2018 compared to $178 and $500 for the three and nine months ended March 31, 2018, respectively. The increase in depreciation and amortization of $695 and $1,467 for the three and nine months ended March 31, 2018 was mainly from the amortization of intangible assets of $159 and $728, respectively, related to customer relationships from the acquisition of CanvasRx in the prior year. No amortization of intangible assets was recorded in the prior period. Depreciation for the current year also increased as a result of increased additions to property, plant, and equipment.

Share-based Payments

The Company recorded share-based payment expense of $15,872 and $25,814 for stock options and restricted share units granted and vested during three and nine months ended March 31, 2018, compared to $2,632 and $5,522 for stock options granted and vested during three and nine months ended March 31, 2017. The increase in share-based payments was mainly due to the hiring of additional personnel as the Company strengthens its management team in line with its current and future expansion plans.

Finance and Other Costs

Finance and other costs were $1,889 and $5,565 during the three and nine months ended March 31, 2018 compared to $1,282 and $6,123 for the three and nine months ended March 31, 2017.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

During the three months ended March 31, 2018, included in finance and other costs were $1,771 accretion and interest charges from the convertible debentures.

During the three months ended March 31, 2017, included in finance and other costs were $589 accretion expense, $137 finance charges, and $549 interest expenses relating to convertible debentures.

Other Income (Expenses)

During the three months ended March 31, 2018, the company recognized an unrealized gain on marketable securities of $12,593 primarily relating to the acquisition-date fair value of 700,600 CanniMed shares acquired in the open market.

Additionally, the Company recorded in other comprehensive income an unrealized loss on marketable securities of $11,951 during the three months ended March 31, 2018, of which $11,975 is attributable to the investment in common shares of Radient and Micron, offset by the reversal of $23,535 in unrealized losses on the investment in CanniMed’s shares. The unrealized loss in CanniMed shares were reversed upon the Company obtaining control in CanniMed at which point the fair value of the shares was recorded as part of the investment in CanniMed, with the corresponding gain recognized in the statement of operations and comprehensive loss.

Please see Note 6 to the Company’s Interim Financial Statements for additional details on the investments.

Income Tax Recovery

During the three and nine months ended March 31, 2018, the Company recorded a deferred tax recovery of $1,909 and expense of $1,950, respectively, primarily related to the unrealized gain on warrant derivatives, convertible debentures, marketable securities and intangible assets from business acquisitions.

During the three and nine months ended March 31, 2017, the Company recorded a deferred tax recovery of $2,055 in connection with its issuance of convertible debentures in the aggregate of $40,000, offset by a deferred tax expense of $139 related to its investments in a convertible debenture and private placement of units.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended March 31, 2018, the Company generated revenues of $16,100 from operations, and financed its current operations, growth initiatives, and met its capital requirements from debt and equity financings. The Company’s objectives when managing its liquidity and capital resources are to ensure sufficient cash to fund the Company’s operating and working capital requirements for at least the next twelve months.

Working capital as of March 31, 2018 was $338,476 as compared to $170,142 at June 30, 2017. The increase in working capital of $168,334 was largely attributable to the increase in cash and cash equivalents of $71,227, share subscriptions of $55,000, $42,564 increase in the fair value of marketable securities, $10,782 increase in accounts receivables, $20,571 increase in inventory and biological assets, offset by a $9,362 increase in contingent consideration payable related to performance milestones of newly acquired subsidiaries, and a $20,152 increase in accounts payable mainly due to production facility construction.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Marketable securities of $57,409 at March 31, 2018 primarily consisted of 37,643,431 common shares in Radient at a market price of $1.47 per share representing 16.77% interest in that entity, and 4,411,765 common shares in Micron at a market price of $0.47 per share representing 7.19% interest in that entity as of period end.

Inventory at March 31, 2018 was $26,779 (June 30, 2017 - $7,703) which consisted of dried cannabis of $19,449 (June 30, 2017 - $5,845), cannabis oils of $3,394 (June 30, 2017 - $1,676), capsules of $52 (June 30, 2017 - $nil) home cultivation systems of $588 (June 30, 2017 - $nil), Hempco inventory of $2,612 (June 30, 207 - $nil), and accessories, supplies and consumables of $684 (June 30, 2017 - $182). The increase in inventory mainly resulted from increased production of dried cannabis and purchases from other Licensed Producers to supplement the Company’s inventory to meet patient demand in Canada and Germany, as well as inventory held by new subsidiaries acquired in the period. As at March 31, 2018, included in inventory was a provision of $2,146 (June 30, 2017 - $1,630) to reduce inventory to net realizable value. The adjustment to net realizable value took into account the compassionate pricing for qualifying low income patients of $6.00 per gram of dried cannabis.

Biological assets at March 31, 2018 were $5,583 (June 30, 2017 - $4,088). At March 31, 2018, the Company expected that the biological assets which consisted of plants at various stages of growth would yield approximately 1,173,827 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested. Biological assets increased during the period as a result of an increase in number of plants in production, higher yields, increase in fair value, as well as plants acquired from CanniMed.

The Company’s long-term assets mainly consisted of property, plant and equipment of $191,239, of which $12,022 related to the existing Mountain View facility in Alberta, $106,533 related to the ongoing construction of the Aurora Sky facility, $9,233 related to the construction of the Aurora Vie facility, and $9,872 related to the construction of the H2 facility. Additional long-term assets include goodwill of $883,071 and intangible assets of $59,958 relating to business and asset acquisitions. $817,187 of goodwill is attributable to the CanniMed acquisition.

Net cash and cash equivalents on hand increased from $159,796 as at June 30, 2017 to $231,023 as at March 31, 2018. The increase in cash and cash equivalents resulted mainly from net cash generated from financing activities of $540,131, offset by net cash used for operations of $36,546, investments and capital expenditures of $432,211, and adjusted by $147 from the effect of foreign exchange on cash flows.

During the nine months ended March 31, 2018, the Company strengthened its balance sheet and liquidity position with approximately $133,844 from the exercise of stock options and warrants as well as the conversion of $192,147 convertible debentures into common shares. The Company anticipates that it has sufficient funds to cover future operating cash flows and to complete the construction of both the Aurora Sky and Lachute facilities based on the current capital resources available.

On March 9, 2018, to support the Company’s aggressive growth strategy, the Company raised aggregate gross proceeds of $230,000 through a bought deal offering of unsecured convertible debentures bearing interest at 5% and convertible into common shares at $13.05 per share. The proceeds will be used towards the Company’s strategic growth initiatives for domestic and international expansion.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The Company anticipates that it will have sufficient liquidity and capital resources to meet all of its planned expenditures for the next twelve months.

Operating Activities

For the nine months ended March 31, 2018, cash flows used for operating activities were $36,546 compared to $15,192 for the nine months ended March 31, 2017. During the nine months ended March 31, 2018, cash flows used for operations resulted primarily from cash inflows of $21,313 from gross profit before the effect of changes in fair value, offset by cash flows used for operating expenses of $36,560, finance and other costs of $3,424 and cash outflows of $17,875 related to changes in non-cash working capital.

Investing Activities

For the nine months ended March 31, 2018, the Company had net cash outflows related to investing activities of $432,211 as compared to $21,048 for the nine months ended March 31, 2017. Cash used in investing activities during the period included the following:

•	construction of Aurora Sky facility of $48,723
•	purchase of production equipment, building improvements and construction of other facilities of $48,949;
•	investments of $55,205 in marketable securities and derivatives;
•	share subscriptions of $55,000;
•	investment in associates of $105,086;
•	investment in long term deposits of $1,978;
•	contingent consideration payable of $6,192;
•	secured loans and advances of $4,236; and
•	acquisition of businesses and assets of $119,047, net of cash balance assumed.

Investing activities during the prior period consisted mainly of the acquisition of CanvasRx for net consideration and earn out cash payment of $4,641, construction of the new Aurora Sky facility of $11,507, purchase of production equipment, computers and furniture, and building improvements of $1,459, investments in a private placement of $1,250 and a convertible debenture of $2,000, and a promissory note receivable of $191.

Financing Activities

Net cash flows provided by financing activities for the nine months ended March 31, 2018 were $540,131 compared to $147,097 for the nine months ended March 31, 2017. During the period, the Company raised aggregate net cash proceeds of $541,814 as follows:

•	November 2017 bought deal financing for net proceeds of $70,647
•	November 2017 special warrant financing for net proceeds of $110,922;
•	March 2018 convertible debentures for net proceeds of $222,205;
•	the exercise of warrants, options, and compensation options for net proceeds of $138,040.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash provided by financing activities also includes cash flows arising from changes in the Company’s non controlling interest in Hempco and CanniMed of $1,584, offset by finance lease payments of $157 during the nine months ended March 31, 2018.

For the nine months ended March 31, 2017, the Company raised aggregate net cash of $157,489 from private placements, unsecured convertible debentures and from the exercise of options and warrants. The proceeds were offset by repayments of loans totaling $10,215 consisting of related party loans of $5,757, and third party loans of $4,458.

Capital Resource Measures

The Company’s major capital expenditures during the three months ended March 31, 2018 mainly consisted of the construction of Aurora Sky. The Company believes it has sufficient cash and resources to fund the Company’s operations and complete construction of its announced facilities for at least the next fiscal year See “Facilities” for Aurora’s operating, under construction and announced production facilities.

Contractual Obligations

In addition to the commitments outlined in Note 23 to the Company’s Interim Financial Statements, the Company had the following contractual obligations as of March 31, 2018:

		Less than		After
Contractual Obligations	Total	1 year	1 to 3 years	3 years
	$	$	$	$
Accounts payable and accrued liabilities	28,905	28,905	-	-
Income taxes payable	774	774	-	-
Deferred revenues	1,324	1,324	-	-
Finance lease	579	232	292	55
Operating lease	98	60	38	-
Office lease	35,002	3,949	7,501	23,552
Convertible notes	232,323	-	229,775	2,548
Loans and borrowings	11,574	2,279	2,490	6,805
Contingent consideration payable	22,583	22,583	-	-
Total	333,162	60,106	240,096	32,960

Contingencies

The Company is subject to a claim outlined in Note 23(b) to the Company’s Condensed Interim Consolidated Financial Statements.

Investment in Australis Holdings LLP

Each of the Company’s wholly-owned subsidiary, ACI and its joint venture partner, AJR Builders Group LLC (“AJR”), holds a 50% interest in Australis Holdings LLP (“AHL”), a Washington Limited Liability Partnership.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

AHL purchased two parcels of land totaling approximately 24.5 acres (the “Property”) in Whatcom county,Washington for USD$2,300,000 in 2015 with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US medical cannabis production.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned CAD$1,645 to AHL to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and had an original maturity date of October 31, 2017 which was extended to October 31, 2018. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over present and after acquired property of AHL.

OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise

TRANSACTIONS WITH RELATED PARTIES

Related Party Transactions

The Company entered into certain transactions with related parties during the three and nine months ended March 31, 2018 and 2017 as follows:

		Three months		Nine months
						As at
			ended		ended
		Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Jun
		2018	2017	2018	2017	2018	2017
		$	$	$	$	$	$
Name and Relationship to Company	Transaction		Related Party Transactions			Balance Payable
						(Receivable) (1)
Delcon Industries Ltd, a company controlled by Dale Lesack, a director of ACE	Consulting fees (2)	38	38	113	113	16
Evolve Concrete, a company controlled by Chris Mayerson, a director of ACE	Consulting fees (3)	22	15	60	46	14
Canadian Cannabis Clinics (“CCC”), a company where Joseph del Moral, is a common director	Service fees (4)	1,815	1,048	4,957	2,369	-
Superior Safety Codes (“Superior”), a company controlled by Terry Booth, CEO and Steve Dobler, President of the Company	Rent, accounting and administration (5)	-	48	62	108	-
Belot Business Consulting Corp, a company controlled by Neil Belot, Chief Global Business Development Office	Consulting fees (6)	-	499	289	499	-
748086 Alberta Ltd., a company controlled by Jason Dyck, a director of the Company	Consulting fees (7)	15	15	45	29	5
8115966 Canada Inc. (“8115966”), a company controlled by Michael Singer, a director of the Company	Consulting fees (8)	5	13	24	45	-

Goods and Services

(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.
(2)	Consulting fees were paid for services as Production Facilitator.
(3)	Consulting fees paid for services as part-time (full-time in the prior year) Cultivator of the Company.
(4)	CCC provides operational, administrative and consulting services to CanvasRx.
(5)

Rent for corporate offices in Edmonton and Calgary as well as accounting and administrative support at these offices pursuant to an Administrative Services and Office Space Agreement dated January 1, 2016.

(6)	Consulting fees paid related to the CanvasRx acquisition.
(7)	Consulting fees related to scientific research and development services.
(8)	Consulting fees for financial and other advisory services pursuant to a consulting agreement effective April 18, 2016 with 8115966.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

During the three and nine months ended March 31, 2018, the Company generated $843 design and construction consulting revenue from Cann Group.

Key Management Compensation

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s Directors, CEO, President, CFO, COO, Chief Corporate Officer, Chief Global Business Development Officer, Chief Information Officer, and Vice Presidents.

	Three months ended		Nine months ended
		March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Management compensation	1,695	271	3,172	816
Directors’ fees (1)	56	70	145	212
Share-based payments (2)	5,315	2,038	10,026	4,017
	7,066	2,379	13,343	5,045

(1)	Include meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan.

Related Party Balances

In addition to the related party payables for goods and services noted above, the following related party amounts were included in (i) accounts payable and accrued liabilities and (ii) note receivable:

	March 31,	June 30,
	2018	2017
	$	$
(i) Directors and officers and a former director and officer of the Company (1)	657	565
(ii) A 50% owned joint venture company (2)	3,400	2,096

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.
(2)	See note 11(a) to the Interim Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are described in Note 2(e) to the Company’s Interim Financial Statements and Note 2 to the Company’s audited consolidated financial statements for the year ended June 30, 2017.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

NEW ACCOUNTING PRONOUNCEMENTS

Please see Note 2(f), Recent Accounting Pronouncements, to the Company’s Interim Financial Statements for a full disclosure on its changes in accounting policies including initial adoption.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Please see Note 25, Financial Instruments and Risk Management, to the Company’s Interim Financial

Statements for a full discussion of its financial instruments and risk management.

SUMMARY OF OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following securities issued and outstanding:

Securities (1)	May 7, 2018
#
Issued and outstanding shares	561,217,812
Options	25,702,631
Warrants	8,540,348
Restricted share units	2,150,000
Convertible debentures	17,944,437

(1)	See the Company’s Interim Financial Statements for a detailed description of these securities.

OUTLOOK

While production capacity at our Mountain View facility in Cremona is nearly fully optimized, we anticipate further growth throughout the remainder of calendar 2018 through cultivation and sales from the Company’s Aurora Vie and Aurora Sky facilities, subject to licensing, as well as from increased shipments to our international markets, the growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, and growth from CanniMed. Further growth throughout the calendar year is anticipated from the Lachute facility, once completed and licensed, as well as from our initiatives in Denmark.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Pursuant to NI 52-109, the Company has limited the scope of the design of DCP and ICFR to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. These recently acquired entities include Pedanios GmbH (acquired May 29, 2017), BCNL and UCI (acquired September 29, 2017), Hempco Food and Fiber Inc. (acquired November 14, 2017 with 35% interest held at March 31, 2018), H2 Biopharma Inc. (acquired November 30, 2017), Larssen Ltd. (acquired December 4, 2017), Aurora Nordic Cannabis A/S (51% interest acquired February 12, 2018) and CanniMed Therapeutics Inc. (acquired March 15, 2018 with 95.9% interest held at March 31, 2018). Additionally, the Company does not have a reasonable basis for making the representations on the adequacy of internal controls for Hempco, which is proportionately consolidated based on the Company’s percentage ownership interest as of March 31, 2018, as it does not have sufficient access to design and evaluate those controls, policies and procedures carried out by that subsidiary. Excluding goodwill and intangible assets generated from these acquisitions, on a combined basis, Pedanios, BCNL, UCI, Hempco, H2, Larssen, Aurora Nordic and CanniMed represent approximately 13% of the Company’s current assets, 6% of total assets, 19% current liabilities, 8% total liabilities, 35% revenues, and 15% net loss for the nine months ended March 31, 2018.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Based on the COSO control framework, the CEO and CFO concluded that the design of DCP and ICFR as at March 31, 2018 provides reasonable assurance that material information relating to the Company is made known to them, information required to be disclosed by the Company is reported within the required time periods as specified in such legislation, and that the Company’s financial reporting is reliable and its financial statements have been prepared in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no changes to the Company’s internal control over financial reporting during the three months ended March 31, 2018 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance achievements of the Company to be materially different from any future results, performance achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended March 31, 2018
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•	the completion of construction of Aurora Sky, its associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the acquisition of the land for Aurora Sun and the completion of Aurora Sun, the associated costs and receipts of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the successful integration of CanniMed into Aurora’s operations;
•	the completion of construction of its facility in Lachute, Québec and receipt of Health Canada licenses to allow it to produce and sell cannabis;
•	obtaining a license to sell cannabis from Health Canada from the Aurora Vie facility;
•	the completion of the retrofit and construction of the new facility for Aurora Nordic;
•	investments and capital expenditures;
•	its expectations regarding production capacity and production yields; and
•	product sales expectation and corresponding forecasted increase in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” in the Company’s Annual Information Form dated September 25, 2017 filed on SEDAR.